     Filed by The PNC Financial Services Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Mercantile Bankshares Corporation
Commission File No. 0-5127

     On December 14, 2006, James E. Rohr, Chairman and Chief Executive Officer of The PNC Financial Services Group, Inc., sent a letter to employees of Mercantile Bankshares Corporation. A copy of the letter follows below.

James E. Rohr Chairman and Chief Executive Officer

December 2006

Dear Mercantile Associates,

When plans were announced to merge Mercantile and PNC in October, I had a very good feeling about the future of our combined organization. Over the years, I had learned a great deal about the outstanding record of growth and performance that the Mercantile team has compiled. In that time, two characteristics always stood out: your relentless commitment to exceptional customer service, and your close involvement with the communities served by the Mercantile family of affiliate banks. I know that consistent success on those two fronts requires strong core values.

Through various visits and interactions over the last two months, I have had an opportunity to witness how the Mercantile team truly lives those values. In addition to being very impressed, I am even more excited about the opportunities that lie ahead. Why? Because PNC has delivered similar success through a commitment to similar core values. Although the words are not identical, the underlying sentiments are closely tied: PNC keeps the customer at the forefront of everything it does; employees work as a team to meet customer needs effectively; and these goals are accomplished by maintaining high business and ethical standards and the utmost integrity.

Our common values serve as a strong indication that our two organizations will mesh well together. And the Mercantile and PNC teams continue to discover other complementary strengths as the integration process unfolds. Perhaps most important, both organizations strive to develop deep and lasting customer relationships. This requires a personal touch and keen insight by knowledgeable and experienced bankers as well as a strong support team – talents and capabilities that clearly distinguish Mercantile and PNC.

The teams have made significant progress in developing integration plans since the October announcement. I want to thank everyone at Mercantile who has contributed to this important work. I also appreciate the entire Mercantile team’s ongoing focus on the customer as the significant effort to combine our organizations continues.

Though there is more to accomplish over the coming months, I trust that the coming weeks will include special moments with family and friends. So from the PNC family to everyone at Mercantile, please accept our best wishes for a happy, healthy and safe holiday season.

Sincerely,

The PNC Financial Services Group		See Proxy Legend on Page 2
One PNC Plaza 249 Fifth Avenue	Pittsburgh Pennsylvania 15222-2707

ADDITIONAL INFORMATION ABOUT THIS TRANSACTION

The PNC Financial Services Group, Inc. and Mercantile Bankshares Corporation have filed with the United States Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 that includes a preliminary version of a proxy statement of Mercantile Bankshares Corporation that also constitutes a preliminary prospectus of The PNC Financial Services Group, Inc. The S-4 has not yet become effective. The parties will file other relevant documents concerning the proposed transaction with the SEC. Following the S-4 being declared effective by the SEC, Mercantile Bankshares Corporation intends to mail the final proxy statement to its shareholders. Such final documents, however, are not currently available. WE URGE INVESTORS TO READ THE FINAL PROXY STATEMENT/ PROSPECTUS AND ANY OTHER DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Investors may obtain these documents, if and when they become available, free of charge at the SEC’s web site (www.sec.gov). In addition, documents filed with the SEC by The PNC Financial Services Group, Inc. are available free of charge from Shareholder Relations at (800) 843-2206. Documents filed with the SEC by Mercantile Bankshares are available free of charge from Mercantile Bankshares Corporation, 2 Hopkins Plaza P.O. Box 1477, Baltimore, Maryland 21203, Attention: Investor Relations.

The directors, executive officers, and certain other members of management and employees of Mercantile Bankshares are participants in the solicitation of proxies in favor of the merger from the shareholders of Mercantile Bankshares. Information about the directors and executive officers of Mercantile Bankshares is set forth in the proxy statement for its 2006 annual meeting of stockholders, which was filed with the SEC on March 29, 2006. Additional information regarding the interests of such participants will be included in the final proxy statement/prospectus and the other relevant documents filed with the SEC if and when they become available.